

Mail Stop 3030

May 3, 2016

<u>Via E-mail</u>
Will McGuire
President and Chief Executive Officer
Second Sight Medical Products, Inc.
12744 San Fernando Road, Suite 400
Sylmar, CA 91342

> **Re:** **Second Sight Medical Products, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2016**
> **File No. 333-209113**

Dear Mr. McGuire:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated April 5, 2016.

Indicated Subscription Exercises of Gregg Williams and of Easton Invest AG, page 29

1. From your response to prior comment 3, it is unclear whether you terminated your previous arrangement allowing Mr. Williams to purchase unsubscribed amounts as of the expiration date at the subscription price up to the amount not purchased by other shareholders who exercise their basic and over-subscription rights. If the arrangement was not terminated, please provide appropriate disclosure in your prospectus about it; however, your disclosure should make clear that this arrangement is an unregistered transaction that is not part of your registered offering. If you have terminated the arrangement, please disclose the arrangement and its termination in an appropriate section of your prospectus.

Incorporation by Reference, page 57

2.   We note your response to prior comment 5. Please tell us why you have not incorporated by reference your current reports filed on Form 8-K on January 6 and February 12, 2016.

Exhibit 5.1

3.   As rights to purchase securities are contractual obligations issued pursuant to agreements, please expand your response to prior comment 7 to clarify how you have determined that California law governs the relevant contractual obligations. For guidance, see Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website. Address in your response, if relevant, whether you will be issuing rights to investors who do not live in California.

        Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Aaron A. Grunfeld
        Law Offices of Aaron A. Grunfeld & Associates